December 20, 2023

Via Edgar Transmission

Mr. Gregory Herbers/ Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Linkers Industries Ltd Registration Statement on Form F-1 Filed December 8, 2023 File No. 333-275953

Dear Mr. Herbers/ Mr. Kruczek:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated December 15, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1 filed December 8, 2023

Exhibits

1.	Refer to Exhibit 5.1. The opinion regarding the legality of the issuance must address each transaction you are attempting to register. It appears the opinion you filed does not address the resale transaction included in your fee table, given that the opinion does not opine that the shares to be resold are currently duly authorized, validly issued and non- assessable. Please file a revised opinion.

Response: We respectfully advise the Staff that we have updated Exhibit 5.1 to include the above.

2.	Refer to Exhibit 23.4. Please ask counsel to provide its consent to each reference to its name. Currently, this exhibit does not include the reference on page 29.

Response: We respectfully advise the Staff that we have updated Exhibit 23.4 to include consent to the reference on page 29.

3.	Refer to Exhibit 8.2 and 23.3. Please have counsel provide an exhibit that includes its clear consent to each reference to its name in the registration statement and to the filing of this opinion as an exhibit. Also, though this exhibit purports to be a tax opinion, it does not state that the statements in the disclosure beginning on page 106 are counsel’s opinion. Please file a revised opinion.

Response: We respectfully advise the Staff that we have updated Exhibit 8.2 and 23.3 to include clear consent, as well as to cover Malaysia taxation disclosures as part of the circle-up in appendix VII to the opinion.

General

4.	Please revise to identify the natural person(s) who have or share voting and/or dispositive powers with respect to the shares held by the entities in the table on page Alt-13.

Response: We respectfully advise the Staff that we have revised page Alt-13 to disclose the above.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com